RAYROK

Refine your feed. Meet your music.



rayrok.com Austin, TX

Highlights

1. Music-only platform built around the connection between fans and artists.

2. Creates The New Music Economy and will pay artists 233% more per listen than legacy platforms.

3. Allows fans to connect with their favorite artists and access exclusive content and unreleased songs

4. Equal visibility for all artists, popularity never determines reach.

5. Built to scale across a $40B+ music discovery market.

6. Launch projected to have 1,000 early fans, shaping the product from day one (not guaranteed)

7. Projected growth to 3M users and $5.4M in monthly revenue (not guaranteed)

8. Led by veterans across music, marketing, and tech with over 100+ years of combined experience.

Featured Investors



Matt Frawely   Follow   Invested $10,000 ⓘ

Steven Weinstein   Follow

CEO, BeeCure and WeFunder investor living and investing in early-stage companies. Former senior executive at Johnson & Johnson Consumer Companies. Emeritus Chair of the Foundation for Supply Chain Solutions.

"Being a business executive, early-stage investor, and an eclectic music-lover, I was immediately attracted to RayRok and the opportunity to help plan build a better way to listen to music, engage with artists I enjoy and be a part of like-minded music fans. I believe RayRok is solving a compelling problem with a differentiated approach, strong leadership team and engaging technology. The traction to date and clarity of vision suggest this is a better alternative to the music sites available today and with the benefit of interacting with the artists! That's why I've invested personally and become the lead investor in RayRok — Great music and great business opportunity!"

Team



Jason Demetri CEO

Artist, entrepreneur and full-stack developer with 30+ years of experience working with Grammy-winning artists and major entertainment brands across music and media.

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Matt Frawley President

An entrepreneur with over 20+ years of experience founding and scaling companies across creative, technology, and education sectors.



Eric Knittel CMO

Award-winning creative marketer with almost 30 years of experience leading campaigns for global brands.



Kevin Allen CFO

Licensed CPA with years of financial leadership experience, supporting early-stage and growth-stage companies through fundraising, compliance, and scale.



Jeff Gibb Strategic Advisor, Capital & Partnerships

Jeff serves as a Strategic Advisor to Rayrok and provides guidance on growth initiatives, strategic relationships, and long-term company development.

Pitch Deck


RAYROK
Meet your music

Meet your music.

RayRok: The New Music Economy

RayRok is building a music-only platform designed to help fans discover, support, and connect more deeply with the artists they love. We aren't just another streaming app; we are an entirely **New Music Economy** that sits at the intersection of global music streaming and direct, one-on-one digital connection. Built on a foundation of intentional engagement rather than passive social listening, RayRok is a dedicated ecosystem designed to ensure music remains the central focus of the digital experience.


Meet Your Music
RayRok is the first music-only platform dedicated to building deeper connections between fans and artists. It drives discovery, democratizes streaming for lesser-known musicians, brings both sides together to connect and share in the music they love, all while creating the New Music Economy that allows artists to make a living without reaching global stardom.

Why RayRok and why now?

The core of the RayRok experience is a platform that facilitates discovery, deeper connection and monetization:

🔍 **Discovery:** It uses short-form music discovery tools to help lesser-known musicians find their audience in a crowded market.

❤️ **Connection:** It provides a space where fans and artists come together to connect

❤️ **Connection:** It provides a space where fans and artists come together to connect and share in the music, moving beyond the "like" button to real community.

💰 **Profit:** The platform operates on a transparent credit-based system where fans buy credit packs or subscriptions to unlock full-song listening. Every single listen creates direct, measurable economic value for the artists.


Solution
Connecting Bands and Fans.
On RayRok, fans scroll through short song previews, while artists are able to showcase their work in an entertaining format. Then "backstage passes" bring both together to meet, connect, and share in the music they love.
Music discovery is fun, but community goes deeper.
And it's a way more powerful connection.

RayRok turns listening into moments that matter.

Because music is meant to be felt, not just played. RayRok is the place where fans discover, connect, and experience music alongside the artists who create it.

It's a platform made entirely for music lovers and RayRok puts discovery, fandom, and real connection first.

❌ No memes.

❌ No trends.

❌ No distractions.

Just music and fans like you!


The App

The Solution

RayRok removes everything that competes with music for attention and replaces it with fan-driven music discovery.

Fans aren't lost in a crowd; they're placed among listeners with the same taste, curiosity, and passion for music.

They can explore music through a fast, immersive feed where discovery is shaped by taste, tagging preferences, and connections. Discovery doesn't stop at the swipe.


The Future of Music
Let's Change Music Together
The product is built. The team is running. With the right partners, we are ready to launch the *New Music Economy*, close the gap between artists and fans, and redefine how everyone experiences their music.

Can we really change the industry?

RayRok is a direct challenge to the "rental" mindset of legacy streaming. We are disrupting a **$100B+ global digital music market** by shifting the industry toward a more sustainable, artist-centric model.

- **The Intentional Shift:** We are moving the music experience away from "passive background listening" to **intentional engagement** with songs and artists with

whom they feel a connection.

- **The Profitability Pivot:** Our model proves that 1,000 fans spending $20 each on RayRok are worth more to an artist than 100,000 passive listeners on a free, ad-supported tier of a legacy platform.



Business Model
The RayRok Music Economy
1 CREDIT = 1 LISTEN = 1¢ TO THE ARTIST
User Payment
Listening Economy
Artist Payout
Platform Revenue
Credit Packs + Subscriptions
Fans buy credits or subscribe to unlock full-song listening.
1 Credit = 1 Listen
Each listen creates direct economic value.
1¢ Per Listen
Artists earn a clear, transparent payout on each listen.
Profitable at Every Tier
Revenue comes from pricing spread, subscriptions, ads, and artist tools.

The Middle Class of Music.

By creating a more profitable "slice of the pie," we enable artists to make a living and build a career without the requirement of reaching global "stardom." RayRok brings back the moments that made music matter in the first place. Music feels more personal when you're the one looking for it. And RayRok doesn't push music on you. You discover it. And you decide what resonates with you.



1,000 VS. 100,000
What does the *New Music Economy* mean for creators (and investors)? It means that 1,000 fans spending $20 on RayRok are worth more than 100,000 listeners on a free-tier, ad-supported platform. Any of them. And that allows us to capture a **more profitable** slice of the $12B pie.

What are music lovers going to love?

For the fan, RayRok transforms music from a commodity into an experience:

- **Deeper Access:** Fans get to move past the algorithm to find real, one-on-one connections with artists and fans of those artists.

When something hits, you can go deeper. Straight into the artist's world, their story, and their community.

Fans with exclusive subscriptions can chat directly with artists, see behind-the-scenes moments, and get access to unreleased or hidden tracks.

It's a front-row, behind-the-scenes experience that turns music discovery into a connection with other fans.



We're about to disrupt a $100B+ market
RayRok's *New Music Economy* sits at the intersection of global music streaming and the one-on-one connection between artists and listeners. While the total addressable market is $100B+, we're focused on a $12B slice of the pie with a near-term path to capture $250M-$500M through credits/subscriptions, ads, and artist/listener monetization tools.
Key Drivers:
$6B in global music ad spend
$3B in creator & promotional tools
$3B in short-form discovery platforms
Initial target: fans + indie artists in the US, UK, EU
Revenue from subscriptions, ads, and sponsored tools
TOTAL ADDRESSABLE MARKET (TAM)
GLOBAL DIGITAL MUSIC AND CREATOR ECONOMY
→ $100B+
(STREAMING + ADS + CREATOR TOOLS)
SERVICEABLE AVAILABLE MARKET (SAM)
SHORT-FORM MUSIC DISCOVERY + ARTIST PROMOTION
→ $12B
SERVICEABLE OBTAINABLE MARKET (SOM)
INITIAL TARGET: FANS + INDIE ARTISTS IN US
→ $250M–500M
OVER 5 YEARS

1 credit = 1 listen = 1¢ to the artist.

Transparent Earnings: Through our credit system, No more "black box" royalties or waiting months to see a fraction of a cent. **RayRok doesn't just let you discover music. It also lets you shape it.**


233% More To the Artist
We're not just building another platform. We're revolutionizing the music industry. Through our New Music Economy, we are shifting the focus from passive social listening to intentional fan engagement. It's through this engagement that RayRok will pay artists, on average, 233% more per listen than legacy platforms.

RAYROK WILL PAY ARTISTS 233% MORE PER LISTEN.

Yes, you read that right. 233% MORE paid to the artist. RayRok's isn't just another platform. RayRok is transforming the music industry and redefining the way artists can earn a living.

- **233% Higher Payouts:** On average, RayRok will pay artists **233% more per listen** than legacy streaming platforms.
- **Democratized Discovery:** Lesser-known musicians get a platform dedicated to giving them a fair shot at being heard.
- **Direct Support:** Listeners have the peace of mind knowing that their engagement translates into a clear, transparent payout for the creators they admire.
- **Intentionality:** By participating in the Credit/Subscription model, fans become active patrons of the arts, participating in a "New Music Economy" that values their taste.


Business Model
The RayRok Music Economy
1 CREDIT = 1 LISTEN = 1¢ TO THE ARTIST
User Payment
Credit Packs + Subscriptions
Fans buy credits or subscribe to unlock full-song listening.
Listening Economy
1 Credit = 1 Listen
Each listen creates direct economic value.
Artist Payout
1¢ Per Listen
Artists earn a clear, transparent payout on each listen.
Platform Revenue
Profitable at Every Tier
Revenue comes from pricing spread, subscriptions, ads, and artist tools.

Every interaction matters. From the songs you "love" to the artists you explore, you create a taste profile that's transparent and fully in your hands.

If something doesn't fit your taste, adjust it instantly, skip a track, mute an artist, or filter out a genre with a single tap.


The Ask
We're Raising $750,000
Goal:
Fund 12 months of focused execution to finalize the RayRok product, scale infrastructure, onboard artists, and accelerate early user growth.
Launch Readiness
$378K (50%)
01
Core Team & Execution
• Founder full-time
• Matt part-time
• Eric part-time
• Part-time developer support
$42K (6%)
02
Backend / Infrastructure
• Cloud infrastructure
• Backend systems
• Media delivery
• Platform scaling
$180K (24%)
03
User Acquisition
• Paid acquisition
• Testing channels
• Creative
• Growth optimization
$90K (12%)
04
Artist Acquisition
• Artist outreach
• Onboarding
• Artist growth
$60K (8%)
05
Operations
• Legal
• Finance
• Compliance
• Software
• Operating reserves

What if we captured just 1% of the market?

We're offering investors a *seat at the table* as we target a **$12B Serviceable Available Market (SAM)** in short-form discovery and promotion. If we capture just 1% of that, we've built a company with $120,000,000 in revenue. That's very conservative and absolutely realistic.


Advertising Model Projections
User Growth (40% MoM Avg)
Initial User Base
1,000 users at launch
Users
Subscription Revenue
Ad Revenue
Total Monthly Revenue
Year 1
23K
$12K
$29K
$41K
Year 2
540K
$284K
$675K
$959K
Year 3
3M
$1.6M
$3.8M
$5.4M


Projections are modeled after early viral platforms like TikTok, which grew from 55M users in 2018 to over 1B by 2021.
We assume 30–50% MoM growth, with revenue from ads ($1–$1.50/user) and subscriptions (5–7% basic, 1–2% pro).
This mix of freemium access and artist monetization tools gives Rayrok multiple scalable revenue streams.

- **Scalable Revenue:** Our model is diversified across multiple streams: credit packs/subscriptions, ad revenue, and through artist merch., unreleased content, vinyl, concert tickets, etc.
- **Viral Growth Potential:** Our projections are modeled after viral giants like TikTok, assuming a 30-50% month-over-month growth rate as we scale toward a goal of 3 million users by Year 3.
- **Efficient Capital Use:** We are raising $1,250,000 to fund 12 months of execution, focusing on finalized product builds and accelerating early user growth.
- **Discount:** We are offering a 20% discount on our valuation through May 31, 2026 so now is the time to get on board.


The Future of Music
Let's Change Music Together
The product is built. The team is running. With the right partners, we are ready to launch the New Music Economy, close the gap between artists and fans, and redefine how everyone experiences their music.

Who is the team behind the product?

RayRok is led by a "rare hybrid" of creative professionals and technical experts:

- **Jason Demetri (Founder/CEO):** A major-label touring artist (Interscope, Sire) and a full-stack developer with 30+ years of experience.
- **Matt Frawley (President):** A serial entrepreneur with 20+ years of experience leading startups and creative agencies.
- **Eric Knittel (CMO):** An award-winning marketer with nearly 30 years of experience building major brands at large advertising agencies.
- **Kevin Allen (CFO):** A seasoned CPA and CFO with a track record of building several successful companies.

Why will they succeed?

Success at RayRok is built on the foundation of **experience and alignment.**

- **Technical Sovereignty:** Unlike many startups, the product is already built; the team is already running; and the founder is a 30-year developer who understands code as well as chords.
- **Industry Insight:** This team doesn't just "study" the music industry—they live it. They understand the "grind" of the artist because the founder was signed to the very labels the platform now seeks to bypass.
- **Operational Rigor:** With a team composed of Fortune 50 leaders, seasoned CFOs, and strategic marketers, RayRok has the "operational rigor" necessary to scale from a bold creative vision into a global market leader.


Help Shape
the Next
Music Platform
Today!

The bottom line.

The product is built, the team is rolling, and we are now raising **$750,000** to scale our infrastructure and accelerate artist onboarding. If helping us build *The New Music Economy* sounds like something you want to be part of ... Meet us on RayRok.